

June 26, 2012

Via E-mail
Ian F. Smith
Executive Vice President,
And Chief Financial Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139

Re:    **Vertex Pharmaceuticals Incorporated**
       **Form 10-K for the Fiscal Year Ended December 31, 2011**
       **Filed February 22, 2012**
       **Form 10-Q for the Quarterly Period Ended March 31, 2012**
       **Filed May 10, 2012**
       **Form 8-K dated April 26, 2012**
       **Filed April 26, 2012**
       **Form 8-K dated February 2, 2012**
       **Filed February 2, 2012**
       **File No. 000-19319**

Dear Mr. Smith:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 8-K filed February 2, 2012 and Form 8-K filed April 26, 2012
Exhibit 99.1

1.  In these exhibits you present entire statements of operations to reconcile your GAAP earnings to non-GAAP earnings.  Please represent to us that you will no longer present these tables in future Item 2.02 Forms 8-K or elsewhere.  Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures

Ian F. Smith
Executive Vice President,
And Chief Financial Officer
Vertex Pharmaceuticals Incorporated
June 26, 2012
Page 2

(http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm ).  Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results Of Operations
Operating Costs and Expenses
Cost of product revenues, page 63

2. You state herein that you expensed most of the manufacturing costs of INCIVEK sold in 2011 as research and development expenses in periods prior to January 1, 2011 and expect your cost of INCIVEK to increase as a percentage of net sales in future periods. In your Form 10-Q for the quarterly period ended March 31, 2012, you indicate that you expensed most of the manufacturing costs of INCIVEK and KALYDECO sold in the first quarter as research and development expenses in prior periods and expect your cost of revenues to increase as a percentage of net sales in future periods.  Please tell us the nature and amount of the manufacturing costs that you expensed as research and development expenses for each of the following periods:
   - prior to January 1, 2011;
   - the year ended December 31, 2011; and
   - the quarter ended March 31, 2012.

   Reconcile these amounts to the "drug supply cost" in comment 4 below and for any differences, provide us your analysis supporting classification as research and development expense.  Also, for the year ended December 31, 2011 and the quarter ended March 31, 2012, tell us the amount of third-party royalties included in cost of product revenues for each period.

3. It appears your cost of product revenues (including third party royalty expense on net sales) was only 6.7% of net product revenues for year 2011 and 6.9% for the quarter ended March 31, 2012.  Please tell us, by product (i.e. INCIVEK, KALYDECO) the amount of estimated revenues represented by inventory on hand at December 31, 2011 and March 31, 2012 for which manufacturing costs were expensed in prior periods as research and development expenses.  Tell us when you expect to finish selling these inventories.

Ian F. Smith
Executive Vice President,
And Chief Financial Officer
Vertex Pharmaceuticals Incorporated
June 26, 2012
Page 3

Critical Accounting Policies And Estimates

Revenue Recognition
Product Revenues, Net, page 71

4.  Although you discuss certain the aspects of health care reform legislation that affect the
    company (page 23), you do not quantify its historical impact on your financial statements
    for year 2011, particularly as to "rebates" expensed, nor do you disclose an estimate or
    range of estimates for the impact for year 2012.  In this regard, please provide us
    proposed revised disclosure for year 2011 and for the quarterly period ended March 31,
    2012 to be included in future periodic reports, indicating the amount of the reduction to
    revenues for the increased Medicaid rebate and for additional rebates associated with the
    Medicare Part D "donut hole".  Also, include in your proposed revised disclosure the
    amount of the branded prescription drug fee, if any, you recorded in your statement of
    earnings in 2011, in which line item it is classified therein and highlight that this fee is
    not tax deductible.  Finally, if you believe that the expected effects of health care reform
    legislation in 2012 and beyond will be materially different than the 2011 trends, include
    the expected effects in the proposed revised disclosure.

Research and Development Expenses, page 76

5.  It appears from the Table (page 65) that you expensed, as R&D Expenses, "drug supply
    costs" of $8.0 million, $34.1million, $65.9 million and $21.6 million in the quarter ended
    March 31, 2012 and the years 2011, 2010 and 2009 respectively. You further state that
    "Our total development expenses have been affected by the variable level of drug supply
    costs, which include costs of raw materials and work in process that are incurred before
    we begin capitalizing inventories for a drug candidate and costs of manufacturing
    services that we provided our collaborators through our third-party manufacturing
    network."  Please tell us, citing specific authoritative literature, the basis for classifying
    "drug supply costs" as R&D expenses.  Quantify and address in your analysis each type
    or category of cost.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:
    •  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Ian F. Smith
Executive Vice President,
And Chief Financial Officer
Vertex Pharmaceuticals Incorporated
June 26, 2012
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant